SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated October 31, 2003
This Report on Form 6-K shall be incorporated by reference in our Registration Statement on Form F-3 as amended (File No. 333-101891)
to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the
Securities Exchange Act of 1934, in each case as amended
AngloGold Limited
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures:
Review of financial and operating performance for the nine months ended September
30, 2003 prepared in accordance with U.S. GAAP, including condensed consolidated financial information as of September 30, 2003 and December 31, 2002, and for each of the nine months ended September 30, 2003 and 2002.

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 PREPARED IN ACCORDANCE WITH US GAAP

Date: October 31, 2003

Introduction

The following is a summary of the Group's financial and operating performance for the nine months ended September 30, 2003 prepared in accordance with US GAAP. This summary also includes condensed consolidated financial information as of September 30, 2003 and December 31, 2002, and for each of the nine months ended September 30, 2003 and 2002 prepared in accordance with US GAAP.

On October 31, 2003, AngloGold issued its results for the quarter ended September 30, 2003 prepared in accordance with IFRS and published its report, including condensed consolidated financial information prepared in accordance with IFRS, for the same period. This information has been submitted to the US Securities and Exchange Commission on Form 6-K.

Operating review

Presented in the table below is selected operating data for AngloGold for the nine-month periods ended September 30, 2003 and 2002.

Operating data for AngloGold
Nine months ended September 30,
2003
2002
Gold production (000 oz)
4,226
4,390
Total cash cost ($/oz)
223
157
Total production cost ($/oz)
278
212
Capital expenditure ($ million)
210
178
Gold production

For the nine months ended September 30, 2003, AngloGold's total gold production decreased by 164,000 ounces, or about 4 percent, to 4.23 million ounces from 4.39 million ounces produced in the same period in 2002. This was mainly the result of a decrease in production from the South African operations (2003: 2,455,000 oz; 2002: 2,551,000 oz), the East and West African operations (2003: 733,000 oz; 2002: 796,000 oz), the North American operations (2003: 314,000 oz; 2002: 323,000 oz) and the Australian region (2003: 334,000 oz; 2002: 385,000 oz) in the nine months September 30, 2003 when compared to the same period of 2002. Gold production in the nine months to September 30, 2003 increased in the South American region (2003: 390,000 oz; 2002: 335,000 oz) compared to the same period in 2002.

In the three months ended September 30, 2003, gold production decreased by 44,000 ounces, or 3 percent to 1,390,000 ounces from 1,434,000 ounces produced during the quarter ended June 30, 2003. This decrease was mainly due to the sale of the Jerritt Canyon Joint Venture in North America to Queenstake Resources USA Inc., effective June 30, 2003, ongoing heap leach problems at Cripple Creek & Victor, recurring operating problems caused by excess water in the pits at Cerro Vanguardia in Argentina and lower grades at Savuka in South Africa and Morila in Mali.

Total cash costs and total production costs
Total cash cost for the nine months ended September 30, 2003 was $223 per ounce, $66 per ounce, or 42 percent, higher than the cash cost of $157 per ounce recorded in the same period in 2002. This change was mainly due to substantially higher cash costs for South African and Australian operations in the nine months ended September 30, 2003, which increased by 61 percent and 30 percent respectively, when compared to the same period in 2002. This increase in total cash costs at the South African and Australian operations were mainly due to the strengthening of the South African rand and Australian dollar relative to the US dollar (based on the average exchange rates of the rand against the US dollar of R7.82 and R10.79 and the Australian dollar against the US dollar of A$1.58 and A$1.86, during the nine months ended September 30, 2003 and 2002, respectively). Similarly, local currencies in South America and East and West Africa have gained value against the US dollar which contributed to higher dollar-denominated cash costs. The weaker US dollar against these local currencies accounted for nearly $41 per ounce, or 62 percent, of the total increase in total cash costs in the nine months ended September 30, 2003 compared to the same period in 2002.

Total cash costs for the three months ended September 30, 2003 also increased by 6 percent compared to the quarter ended June 30, 2003 mainly as a result of exchange rate movements as discussed in the previous paragraph as well as wage increases at the South African operations effective July 2003 following agreement with South African trade unions at the biennial wage negotiations, seasonal power cost increases at some South African operations (TauTona, Tau Lekoa), higher operational and maintenance costs at Cripple Creek & Victor and Cerro Vanguardia and higher labor costs at Morro Velho as a result of the annual union negotiation in August 2003.

Total production costs for the nine months ended September 30, 2003 were $278 per ounce, $66 per ounce, or 31 percent, higher than the total production costs of $212 per ounce recorded in the same period of 2002. Total production costs per ounce in the quarter ended September 30, 2003 also increased by 4 percent compared to the quarter ended June 30, 2003.

Reconciliation of total cash costs and total production costs to the condensed consolidated financial information
Total cash costs and total production costs are calculated in accordance with the guidelines of the Gold Institute industry standard and are not US GAAP measures. The Gold Institute is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which has developed a uniform format for reporting total production costs on a per ounce basis. The standard was first adopted in 1996 and revised in November 1999.

Total cash costs, as defined in the Gold Institute industry standard are production costs as recorded in the statement of operations, less offsite (i.e. central), general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees, refinery charges and social development costs) and rehabilitation costs, plus royalties and employee termination costs.

Total cash costs as calculated and reported by AngloGold include costs for all mining, processing, administration, royalties and production taxes, as well as contributions from by-products, but exclusive of depreciation, depletion and amortization, rehabilitation, employment severance costs, corporate administration costs, capital costs and exploration costs. Total cash costs per ounce are calculated by dividing total cash costs by ounces of gold produced. Total cash costs have been calculated on a consistent basis for all periods presented.

Total production costs, as defined in the Gold Institute industry standard are total cash costs, as calculated using the Gold Institute industry standard, plus amortization, depreciation and rehabilitation costs. Total production costs as calculated and reported by AngloGold include total cash costs, plus depreciation, depletion and amortization, employee severance costs and rehabilitation and other non-cash costs. Total production costs per ounce are calculated by dividing total production costs by ounces of gold produced. Total production costs have been calculated on a consistent basis for all periods presented.

Total cash costs and total production costs should not be considered by investors in isolation or as alternatives to production costs, net income/(loss) applicable to common stockholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP or as an indicator of the Company's performance. While the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, the Company believes that total cash costs and total production costs in total and per ounce are useful indicators to investors and management as they provide:

• an indication of profitability, efficiency and cash flows;
• the trend in costs as the mining operations mature over time on a consistent basis; and
• an internal benchmark of performance to allow for comparison against other mining companies.

A reconciliation of production costs as included in the Company's unaudited condensed consolidated financial information to total cash costs and to total production costs for each of the nine months ended September 30, 2003 and 2002 is presented below. In addition the Company has also provided below detail of the ounces of gold produced in total for each of those periods.

For the nine months ended September 30,

(in $ millions, except as otherwise noted)
2003                2002
Production costs per condensed consolidated financial information
909
653
Less:
Rehabilitation costs & other non-cash costs (8) (4)
Plus:
Inventory movement 15 26
Royalties 21 16
Related party transactions(2)

25 13
Adjusted for:
Minority interests(3)

(9)                    (9)
Non-gold producing companies and adjustments (10) (7)
Total cash costs
943
688
Plus:
Depreciation, depletion and amortization 229 240
Employee severance costs 2 3
Rehabilitation and other non-cash costs 8 4
Adjusted for:
Minority interests(3)

(5)                    (5)
Non-gold producing companies and adjustments (2) (1)
Total production costs
1,175
929
Gold produced (000' ounces)(4)

4,226
4,390
Total cash costs per ounce(1)

223
157
Total production costs per ounce(1)

278
212

(1)
In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(2)
Related party transactions is a separately disclosed item on AngloGold's condensed consolidated statements of income. However, this expense relates solely to production costs as included in the Company's condensed consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.
(3)
Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.
(4)          Attributable production only.

Capital expenditures
Capital expenditure during the nine months ended September 30, 2003 was $210 million compared with $178 million for the same period in 2002. This net increase in capital expenditure is primarily the result of an increase in capital expenditure in South Africa mainly due to the Moab Khotsong and Mponeng shaft deepening projects and the strengthening of the South African rand against the US dollar which was partially offset by the decrease in capital expenditure in the North America region mainly due to the completion of the expansion projects at Cripple Creek and Victor during 2002.

Compared with the three months ended June 30, 2003, capital expenditures increased by approximately
24 percent in the quarter ended September 30, 2003.

Financial review

Revenues from product sales and other income increased from $1,286 million in the first nine months of 2002 to $1,503 million in the comparable period in 2003, representing a 17 percent increase over the period. This was primarily due to the increase in the gold price in 2003 as the average spot price of gold was $354 per ounce during the nine months ended September 30, 2003, $48 per ounce, or 16 percent, higher than $306 per ounce, the average spot price in the first nine months of 2002. The majority of product sales consisted of US dollar-denominated gold sales. When compared with revenues of $507 million during the quarter ended June 30, 2003, revenues from product sales and other income of $512 million were one percent higher in the third quarter of 2003, also mainly due to the increase in the gold price.

Production costs increased from $653 million in the nine months ended September 30, 2002 to $909 million in the same period of 2003 which represents a $256 million, or 39 percent increase. Higher production costs were mainly the result of substantially higher production costs at the South African operations of $589 million in the nine months ended September 30, 2003, compared with $380 million in the comparable period in 2002. This increase of $209 million was primarily due to the strengthening of the South African rand relative to the US dollar. About 65 percent of AngloGold's production costs were denominated in South African rands in the first nine months of 2003. Production costs recorded in the three months ended September 30, 2003 of $309 million were in line with production costs of $313 million recorded in the quarter ended June 30, 2003.

Exploration costs increased from $22 million in the nine months ended September 30, 2002 to $28 million in the same period in 2003, mainly as a result of increased levels of exploration in Mali and Tanzania in the East and West African region, Brazil and Peru in the South American region as well as exploration drilling in the Australian region.

Related party transactions in the first nine months of 2003 amounted to $25 million compared with $23 million recorded in the same period in 2002. This net increase of $2 million over 2002 was mainly the result of an increased level of contract work with Board Longyear Limited and Mondi Limited offset by an amount of $10 million included under related party transactions for the nine months ended September 30, 2002 relate to the settlement by AngloGold of a claim in respect of an alleged breach of contract.

General and administrative expenses increased from $17 million in the nine months ended September 30, 2002 to $30 million in the same period of 2003, mainly as a result of annual salary increments and approved scope changes relating to information technology infrastructure upgrades. The strengthening of the South African rand relative to the US dollar also negatively impacted on general and administrative expenses as approximately 93 percent of these costs are South African rand denominated.

Depreciation, depletion and amortization expense decreased to $229 million in the first nine months of 2003 when compared to $240 million recorded in the same period in 2002. Lower depreciation, depletion and amortization charges were recorded in the South African, East and West African, North American and Australian operations ($81 million, $49 million, $37 million and $21 million, respectively, in the nine months ended September 30, 2003 compared with $84 million, $52 million, $46 million and $25 million, respectively, in the same period in 2002). The South American operations recorded an increase in depreciation, depletion and amortization expense during the first nine months of 2003 to $41 million compared to $33 million in the same period in 2002. This was mainly due to the impact of the additional 46.25 percent interest acquired during July 2002 in the Cerro Vanguardia mine in Argentina, on depreciation, depletion and amortization expense in the current nine months when compared with the same period of 2002.

An impairment of assets of $72 million of which $60 million relates to the Savuka operations in South Africa and $12 million to the abandonment of exploration activities in the Australian region was recorded in the nine months ended September 30, 2003. The Savuka assets were impaired as a result of the lower rand gold price. No impairment of assets was recorded in the nine months ended September 2002.

Interest expense decreased from $34 million recorded in the nine months ended September 30, 2002 to $28 million in the same period of 2003, a 18 percent decrease. The decrease in interest expense from 2002 was mainly due to lower prevailing LIBOR rates to which most of AngloGold's debt is pegged. Accretion expense of $2 million was recorded in the nine months ended September 30, 2003 relating to the adoption of SFAS 143 "Accounting for Asset Retirement Obligations (ARO's)", with effect from January 1, 2003.

Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases the reclamation obligations to its future estimated payout.

The profit on sale of assets of $47 million recorded in the nine months ended September 2003 comprises: a profit on sale by AngloGold of its 70 percent interest in the Jerritt Canyon Joint Venture in North America to Queenstake Resources USA Inc. ($12 million), a profit on sale of shares in held in East Africa Gold Mines and on the partial sale of shares held in Randgold Resources Limited ($38 million) and a loss of $3 million on the sale of its wholly owned Amapari Project to Minerao Pedra Branca do Amapari located in the State of Amap, North Brazil. The loss on sale of assets of $10 million recorded in the nine months ended September 2002 relates to the sale of the investment in Normandy, during January 2002.

A gain on non-hedge derivatives of $92 million was recorded in the first nine months of 2003 compared to a gain of $29 million in the same period in 2002.

In the nine months ended September 30, 2003, income before equity income and income tax amounted to $284 million compared to $285 million in the same period of 2002.

Deferred income and mining tax expense increased from a net tax charge of $13 million recorded in the first nine months of 2002 which included tax credits of $50 million relating to the disposal of the Free State assets, to a net tax charge of $98 million in the same period of 2003. The Free state assets were disposed of at book value, effective January 1, 2002. Deferred tax charges in the first nine months of 2003 included tax charges of $21 million related to non-hedge derivatives and tax benefits of $27 million related to asset impairments compared with tax benefits related to non-hedge derivatives of $23 million and $nil million related to asset impairments, respectively, during the nine months ended September 30, 2002.

The cumulative effect of a change in accounting policy on adoption of SFAS 143 "Accounting for Asset Retirement Obligations (ARO's)" with effect from January 1, 2003 amounts to $3 million (net of provision for deferred taxation). The transitional adjustment resulting from the adoption of SFAS143 has been recalculated during the nine months ended September 30, 2003 as a result of subsequent interpretation of SFAS143.

Net income applicable to common stockholders decreased by 36 percent to $170 million in the nine months ended September 30, 2003 from $264 million recorded in the same period of 2002 and increased by $39 million to $77 million, from the $38 million recorded for the three months ended June 30, 2003.

Net cash provided by operating activities during the nine months ended September 30, 2003 amounted to $347 million compared with $454 million in the same period of 2002.

In the nine months ended September 30, 2003, AngloGold used $160 million in investing activities comprising mainly of payments for capital expenditure of $210 million and received cash of $45 million relating to the disposal of AngloGold's interests in East Africa Gold Mines and Randgold Resources Limited. Cash used in financing activities of $89 million in the nine months ended September 30, 2003 included normal scheduled repayments of $100 million of loans and proceeds from loans totaling $314 million, which included $270 million raised through the issuance of senior unsecured bonds in August 2003. The bonds have a total principal amount of R2 billion, carry a fixed semi-annual coupon of 10.5 percent and mature on August 28, 2008. Total dividends paid amounted to $309 million in the nine months ended September 30, 2003. The effect of exchange rate changes on cash was a positive $31 million during the nine months ended September 30, 2003.

As a result of the items discussed above, at September 30, 2003, AngloGold had $542 million of cash and cash equivalents compared with $413 million at December 31, 2002. At September 30, 2003, AngloGold had a total of $305 million available but undrawn under its credit facilities.

During 2003, approximately $55 million of AngloGold's debt is scheduled to mature. The $400 million unsecured syndicated loan facility becomes due in May 2004. The amount drawn under this facility was $264 million as at September 30, 2003. At September 30, 2003, AngloGold had contracted capital expenditures of $118 million related to capital projects. AngloGold expects to finance the repayment of debt scheduled to mature in 2003 and 2004 and contracted capital expenditures from existing cash resources, cash generated from future operations and its present and future debt facilities.

Heap leach inventory

The costs of materials currently contained on the leach pad is reported as a separate line item apart from inventory. As at September 30, 2003, $99 million was classified as short term compared with $nil million as at December 31, 2002 as AngloGold expects gold to be recovered within twelve months. As at September 30, 2003, $2 million was classified as long term compared with $79 million as at December 31, 2002.

Gold market

The gold price rallied again during the quarter of September 2003 in spite of the strong recovery in the US dollar against the Euro during July and August of 2003, and in spite of rallies in important equity markets. Physical demand for gold remained depressed and provided no help for the price.

The driver behind the price seems to be overwhelmingly new and growing investor interest in gold, reflected in buying on the New York Commodity Exchange (Comex). We saw repeatedly higher levels of net long open positions on the Comex, reaching a twenty year high of some 17.1 million ounces or 532 tonnes net long in early September 2003, pushing the spot gold price to its high of $393 per ounce for the September 2003 quarter.

The new levels of interest seems to be driven by a number of factors, including concerns about global economic recovery, and scepticism about US recovery in particular. Most analysts also see the US dollar as still overvalued, and the US currency weakened sharply again during September 2003. However, many investors in gold now justify their interest in the metal as appropriate to a range of economic circumstances.

This investor interest could be sustained over a number of economic circumstances, and several analysts have recently published higher spot gold price forecasts for next year.

We believe that the appearance of new investors in gold has been the critical incremental factor in this market, and the rising gold price over the past eighteen months appears to have been driven by investment and speculative demand for gold. Although volatile, this demand essentially fills the gap caused by falling jewellery demand in the face of higher spot gold prices.

The past year has also seen the emergence of new gold investment products in the form of exchange traded gold funds. The first of these has been the Australian instrument launched by Gold Bullion Limited, but further such investment products are reported to be under consideration elsewhere. These products offer both institutional and private investors the opportunity to invest in a traded instrument whose sole underlying asset is physical gold. These products, if successful could add a new category of demand for gold, and could help to sustain a healthier price environment.

The physical market for gold continues to reflect the negative impact of higher spot prices. Supply is up, and demand is down.

On the supply side, gold mine production for the first half of 2003 increased by 2 percent against 2002, whilst scrap gold for sale increased sharply by 26 percent year on year, at 513 tonnes in the first half of 2003. Net mine supply onto the market, however, was reduced by over 300 tonnes of gold producer hedge reductions. Net central bank sales were slightly higher than in 2002 at 290 tonnes for the first six months of 2003. By contrast, global gold demand for jewellery was down in most areas, with a fall overall of some 4 percent in gold offtake for jewellery worldwide.

The September 2003 meetings of the IMF saw the first public comment about a renewal of the 1999 Washington Agreement on official gold sales and lending. The subject will be considered by the central banks concerned early in 2004, and comments seem to imply that renewal is a matter of detail, not of principle. In any extended agreement, the Swiss National Bank would wish to sell a further 130 tonnes to complete its original sales target of 1,300 tonnes (or approximately half of its reserves in 1999 when the decision to sell was taken). The Bundesbank has also expressed an interest in selling 400 to 600 tonnes of its current holdings of 3,440 tonnes (second only in the world to the US holdings of 8,135 tonnes). It seems likely that the form and extent of the renewal will be orderly and will not negatively impact the gold market.

Set against any gold sales programme of a renewed Washington Agreement, the quarter of September 2003 saw encouraging news of official sector interest in increasing gold holdings.

Liberalisation of the gold market in China appears to have opened up a measure of debate on gold's possible role in that economy. The quarter of September 2003 saw comment by the Bank of China indicating that it was reasonable that gold should make up a larger percentage of the State's foreign exchange reserves. In addition, a survey indicated Chinese consumer willingness to consider gold in the arena of private savings.

Support was also voiced during the quarter of September 2003 by the Russian central bank for a level of gold reserves higher than their current official gold holdings.

In the current global economic environment, with American trade and budget deficits likely to endure for some time, and most analysts forecasting further US dollar weakness against both the Euro and major Asian currencies, the comments from China and Russia seem to reflect a diffidence about further growth in official US dollar reserves, and a willingness to reconsider gold as an important reserve asset.

Although the US dollar recovered steadily against the Euro from early June 2003, reaching its strongest point of $1.075 to the Euro in August 2003, the recovery was not sustained. During September 2003, the US currency fell back again close to its weakest point of $1.19 to the Euro. An important element in the weakening of the dollar appeared to be Japan's retreat from the strategy of the past year of buying dollars to keep the Japanese currency relatively weak against the dollar. During the third quarter of 2003, the yen strengthened by fully 10 percent against the dollar, from an opening exchange rate of y120 per dollar to its current level of y108 per dollar. The return of US dollar weakness to the market was given some official context at the meeting of the G7 Finance Ministers in Dubai in late September 2003, where members of the G7 stated their position that exchange rates should reflect economic fundamentals, and that greater flexibility in exchange rates is desirable for major countries as a means of promoting effective adjustments reflecting market realities in the international financial system. This public position by the G7 was viewed as a recognition of the need for further US dollar weakness.

The rand remains strong, in our view disproportionately so by comparison with the weakening of the US dollar against the Euro. The most important single factor here is almost certainly the large interest rate spread in favour of the rand against all major currencies, and the resultant carry trade in rand-denominated instruments. This trade is likely to endure until South African interest rates reduce sufficiently to discourage such funds, or until some other circumstance changes to the disadvantage of the local currency. Until this does, local gold producers along with many other sectors of the South African economy will suffer from lower income derived from US dollar-denominated product, and from higher production costs expressed in US dollars.

The spot price opened at $346 per ounce in January 2003 and closed at $385 per ounce in September 2003, compared with $279 per ounce in January 2002 and $324 per ounce in September 2002. The average spot price of gold was $354 per ounce during the nine months ended September 30, 2003, $48 per ounce, or 16 percent, higher than $306 per ounce, the average spot price in the first nine months of 2002. During the first nine months of 2003, the highest spot price of gold was $393 per ounce compared to a high of $331 per ounce for the same period in 2002. The lowest spot price of gold was $319 per ounce during the nine months ended September 30, 2003, 15 percent higher than $277 per ounce, the lowest spot price of gold for the same period ended September 30, 2002.

Hedging overview

  AngloGold manages its revenue risk through an actively directed forward sales program. The board of directors has given management a mandate to target a hedging level of no more than 30 percent of five years' gold production spread over a ten-year period. In addition, management continues to have the latitude to put new forward-pricing contracts in place where the gold price and operating circumstances make this necessary or prudent.

At September 30, 2003, the net delta hedge position of AngloGold was at 8.66 million ounces, 1.62 million ounces, or 16 percent, lower than the net delta hedge position at December 31, 2002 and 17 percent lower than the net delta hedge position at 10.40 million ounces as at September 30, 2002. These figures reflect the ongoing reduction in forward price commitments of AngloGold. The marked-to-market valuation of this position at September 30, 2003 was negative $447 million.

AngloGold's net delta open hedge position at September 30, 2003

At September 30, 2003, AngloGold had outstanding the following forward-pricing commitments against future production. The total net delta tonnage of the hedge on this date was 8.66 million ounces (at December 31, 2002: 10.28 million ounces). This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at September 30, 2003.

The marked-to-market value of all hedge transactions making up the hedge positions was a negative US$447 million at September 30, 2003 (at December 31, 2002: negative US$447 million). These values were based on a gold price of US$383.50 per ounce, exchange rates of R/US$6.95 and A$/US$0.6850 and the prevailing market interest rates and volatilities at the time.

At October 30, 2003, the marked-to-market value of the hedge book was a negative US$423.2 million based on a gold price of US$386.40 per ounce and exchange rates of R/US$6.86 and A$/US$0.7053 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are not predictive of the future value of the hedge position, or of the future impact on the revenue, of AngloGold. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

AngloGold's hedge position as at September 30, 2003
The following table indicates AngloGold's gold hedge position at a weighted average settlement price as at September 30, 2003 (references in the table to "$" are to the US dollar and references to "A$" are to the Australian dollar):
Year
2003
2004
2005
2006
2007
2008-2012
Total
DOLLAR GOLD
Forward
contracts Amount (kg)

18,374             26,576            19,862            18,974             25,878
109,664
$per

oz
$315                $324               $333                $337               $355                $334
Put options purchased
Amount (kg)
1,016
5,772
2,624
4,918
728
15,058
$
per
oz
$405                $382                $363               $363               $292
$369
*Delta
(kg)
737               2,555                  920              1,587
80
               5,879
Put options sold
Amount (kg)
6,532
13,997
2,799
4,354
27,682
$ per oz
$351
$341
$345
$339
$343
*Delta
(kg)
440              3,136                  715              1,036

5,327
Call options purchased
Amount (kg)
7,268
2,189
9,457
$ per oz
$343
$328
$340
*Delta
(kg)
6,996
1,863
8,859
Call
options
sold Amount (kg)
10,939            12,361             18,227           16,547              14,308               54,245
126,627
$
per
oz
$378                $363                $338             $346                 $336                  $363             $356
*Delta
(kg)
5,820               8,367             13,966          12,245              11,122              41,435          92,955
RAND GOLD
Forward
contracts Amount (kg)
 1,450               8,426             9,078               4,500               4,541              3,732            31,728
Rand per kg
R43,860
R87,523
R116,891
R96,436
R114,915
R119,580
R102,886
Put options purchased
Amount (kg)
1,875
1,875
1,875
5,625
Rand per kg
R93,602
R93,602
R93,602
R93,602
*Delta
(kg)
1,329
590
459
2,378
Put options sold
Amount (kg)
1,866
1,866
Rand per kg
R89,266
R89,266
*Delta
(kg)
1,692
1,692
Call options purchased
Amount (kg)
632
632
Rand per kg
R75,428
R75,428
*Delta
(kg)                        632
632
Call options sold
Amount (kg)
8,091
2,813
4,687
4,688
2,986
11,944
35,209
Rand
per
kg
R93,689        R129,715        R131,944         R132,647        R173,119         R209,288       R152,798
*Delta
(kg)
825
94               1,457              1,794                  493                2,733             7,396
A DOLLAR GOLD
Forward contracts
Amount (kg)
6,771
5,443
6,221
9,331
8,398
13,343
49,507
A$
per
oz
A$503             A$531             A$685             A$655             A$623              A$635             A$614
Put options purchased
Amount (kg)
A$ per oz
*Delta
(kg)
Put options sold
Amount (kg)
A$ per oz
*Delta
(kg)
Call options purchased
Amount (kg)
5,443
3,110
6,221
3,732
11,197
29,703
A$ per oz
A$637
A$724
A$673
A$668
A$702
A$682
*Delta
(kg)
1,623
                 877               2,988              1,964               6,365             13,817
Call options sold
Amount (kg)
4,666
4,666
A$ per oz
A$675
A$675
*Delta
(kg) 299
299
Delta
(kg)
5,848               38,260           57,216             45,754           41,644           80,756             269,478
Total net gold:
Delta
(oz)
188,004          1,230,090     1,839,506         1,471,034      1,338,896      2,596,393        8,663,924
*
The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at September 30, 2003.

The following table indicates the group's currency hedge position at September 30, 2003
Year
2003
2004
2005
2006
2007
2008-2012
Total
RAND DOLLAR (000)
Forward contracts
Amount ($)
Rand per $
Put options purchased
Amount ($)
Rand per $
*Delta
($)
Put options sold
Amount ($)
Rand per $
*Delta
($)
Call options purchased
Amount ($)
Rand per $
*Delta
($)
5
Call options sold
Amount (kg)
10,000
10,000
Rand per $
R7.55
R7.55
*Delta
($)
5
A DOLLAR (000)
Forward contracts
Amount ($)
29,428
29,275
10,847
69,550
A$er
A$0.59
A$0.59
A$0.51
A$0.58
Put options purchased
Amount ($)
10,000
10,000
A$er
$
A$0.63
A$0.63
*Delta
($)
6,175
6,175
Put options sold
Amount ($)
10,000
10,000
A$er
$
A$0.68
A$0.68
*Delta
($)
4,114
4,114
Call options purchased
Amount ($)
A$er
$
*Delta
($)
Call options sold
Amount ($)
20,000
20,000
A$er
$
A$0.60
A$0.60
*Delta
($)
5,676
5,676
*
The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at September 30, 2003
.
Recent developments R2 billion Bond Issue

On August 28, 2003, AngloGold issued senior unsecured bonds in the aggregate principal amount of R2 billion (approximately $270 million) at a spread of 118 basis points to the South African R194 government bond at a fixed semi-annual coupon of 10.5 percent. The Bonds are listed on the Bond Exchange of South Africa under the code "AG01" and has a maturity date of August 28, 2008. Coupons are payable on August 28, and February 28. This debut bond issue was placed with a wide spread of domestic institutional investors.

Proposed Merger Between AngloGold and Ashanti

Further to the announcements made by AngloGold on May 16, 2003 and June 13, 2003, AngloGold and Ashanti Goldfields Company Limited issued a joint announcement on August 4, 2003, which detailed the proposed merger of the two companies. The Transaction Agreement which was signed by both parties outlined the terms and structure of the merger. In essence, the merger, which would be effected by means of a scheme of arrangement between Ashanti and its shareholders, proposed that AngloGold offer to Ashanti shareholders, 26 AngloGold shares for every 100 Ashanti ordinary shares and global depositary securities. This announcement was followed by further cautionary announcements on September 22, 2003, in which AngloGold advised that it was awaiting a response from the Government of Ghana, a substantial shareholder and regulator of Ashanti, on whether it would support the merger, and on September 23, 2003 in which AngloGold advised that it had reached agreement with Ashanti to extend the Transaction Agreement to October 31, 2003, or such later date as may be agreed by Ashanti and AngloGold. On October 15, 2003 it was announced that AngloGold had increased its offer to 29 AngloGold ordinary shares for every 100 Ashanti ordinary shares and global depositary securities and that the board of Ashanti had resolved to recommend the proposed merger to its shareholders. Lonmin Plc, which holds 27.6 percent of Ashanti's issued share capital, has undertaken to vote its shares in favor of the merger. The merger is conditional on the support of the Government of Ghana as shareholder and regulator of Ashanti, the approval of the scheme of arrangement and its confirmation by the High Court of Ghana and certain other regulatory approvals and third party consents, as detailed in the August 4, 2003 announcement. On October 29, 2003 it was announced that the Government of Ghana supported AngloGold's proposed merger with Ashanti. On October 30, 2003, AngloGold announced the principal terms of commitments with the Government of Ghana.

Acquisition of Driefontein mining area

On September 18, 2003 AngloGold and Gold Fields Limited jointly announced that agreement had been reached on the sale by Gold Fields Limited of a portion of the Driefontein mining area in South Africa to AngloGold for a cash consideration of R315 million (approximately $43 million).

  Interim dividend

On August 29, 2003 AngloGold paid an interim dividend of 375 South African cents per ordinary share for the six months ended June 30, 2003 for holders of ordinary shares and CDIs, and 50.73 US cents per American Depositary Share (ADS) on September 9, 2003 for holders of ADSs.

Forward-looking statements

Except for historical information, there may be matters discussed in this report of financial and operating performance that are forward-looking statements. In particular, the statements made under "Financial review" regarding sources of financing of future debt repayments and future contracted capital expenditures and under "Gold market" regarding the future performance of the gold market are forward looking statements. Any such statement is only a prediction and actual results, costs or events may differ materially. For a discussion of important factors including, but not limited to, development of AngloGold's business, the economic outlook in the gold industry, expectations regarding gold prices and production, and other factors which could cause actual results, costs and events to differ materially from such forward-looking statements, refer to AngloGold's annual report on Form 20-F for the year ended December 31, 2002 which was filed with the United States Securities and Exchange Commission (SEC) on April 7, 2003.

Condensed Consolidated Financial Information for the nine months ended
September 30, 2003

Basis of presentation
The unaudited condensed consolidated financial information of AngloGold Limited included in this review have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). The balance sheet information at December 31, 2002, has been derived from AngloGold's annual report on Form 20-F for the year ended December 31, 2002, which was filed with the SEC on April 7, 2003.

Dividends
On January 30, 2003 AngloGold declared a final dividend of 675 South African cents (82 US cents) per ordinary share for the year ended December 31, 2002 with a record date of February 21, 2003 and a payment date of February 28, 2003 and on July 30, 2003 AngloGold declared an interim dividend of 375 South African cents (51 US cents) per ordinary share for the six months ended June 30, 2003 with a record date of August 22, 2003 and a payment date of August 29, 2003 for holders of ordinary shares and CDIs, and September 9, 2003 for holders of ADSs. Each ADS represents one ordinary share.

ANGLOGOLD LIMITED
CONDENSED CONSOLIDATED INCOME SHEET
Prepared in accordance with US GAAP
Nine months ended September 30,
2003
(unaudited)
2002
(unaudited)
(in US Dollars, millions, except for share data)
Sales and other income
1,503                                   1,286
Product sales 1,479                                  1,260
Interest, dividends and other 24 26
Cost and expenses
1,219                                 1,001
Production costs 909 653
Exploration costs 28                                      22
Related party transactions 25 23
General and administrative 30 17
Royalties 21                                      16
Market development costs 12 12
Depreciation, depletion and amortization 229 240
Impairment of assets 72 -
Interest expense 28                                      34
Accretion expense 2                                        -
Employment severance costs 2 3
(Profit)/loss on sale of assets (47) 10
Non-hedge derivative gains (92) (29)
Income before equity income and income tax
284                                    285
Equity income in affiliates - 2
Income before income tax provision
284                                    287
Deferred income and mining tax expensed (98) (13)
Income before minority interest
186                                   274
Minority interest (13)                                    (10)
Income before cumulative effect of accounting change
173                                   264
Cumulative effect of accounting change (3) -
Net income applicable to common stockholders
170                                   264
Basic earnings per common share : (cents)
Before cumulative effect of accounting change
77                                  119
Cumulative effect of accounting change
(1)                                       -
Net income applicable to common stockholders
76                                  119
Diluted earnings per common share : (cents)
Before cumulative effect of accounting change
77                                  118
Cumulative effect of accounting change
(1) -
Net income applicable to common stockholders
76                                  118
Weighted average number of common shares used in computation
222,772,159                   221,736,404
Dividend per common share (cents)
133                                 115

ANGLOGOLD LIMITED
CONDENSED CONSOLIDATED BALANCE SHEET
Prepared in accordance with US GAAP
At September 30,
2003
(unaudited)
At December 31,
2002
(in US Dollars, millions)
Assets
Current assets
1,390                                  1,038
Cash and cash equivalents 542 413
Receivables 591 488
Trade 38                                       48
Derivatives 398 233
Value added taxes 19 26
Other 136                                     181
Inventories 158                                      137
Materials on the leach pad 99 -
Property, plant and equipment
2,298                                    2,015
Acquired properties
934                                      902
Goodwill
385                                      345
Derivatives
81                                       64
Materials on the leach pad
2                                      79
Other long-term assets
176                                     134
(1)
Total assets
5,266                                   4,577
Liabilities and Stockholders' equity
Current liabilities
1,134                                     799
Accounts payable and accrued liabilities 325 282
Derivatives 445                                     302
Short-term debt 326 84
Income and mining tax payable 38 131
Long-term debt
830                                    842
Derivatives
237                                    236
Deferred income and mining tax
751                                    561
Provision for environmental rehabilitation
137                                   140
(1)
Other accrued liabilities
13                                    12
Provision for post-retirement medical benefits
156                                   127
Minority interest
36                                    40
Commitments and contingencies
-                                      -
Share capital and reserves
1,972                               1,820
Common stock
Stock issued 2003 222,946,842 (2002 222,622,022) 9 9
Additional paid in capital 3,409 3,403
Retained deficit (693) (567)
Accumulated other comprehensive income (753) (1,025)
Total liabilities and stockholders' equity
5,266                                4,577
(1)
Certain amounts have been reclassified to conform with the current period presentation.

ANGLOGOLD LIMITED
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
Prepared in accordance with US GAAP
Nine months ended September 30,
2003
(unaudited)
2002
(unaudited)
(in US Dollars, millions)
Net cash provided by operating activities
347                                   454
Income before cumulative effect of accounting change 173 264
Reconciled to net cash provided by operations:
Profit on sale of assets (47) -
Depreciation, depletion and amortization 229 240
Deferred stripping costs (6) (4)
Impairment of assets 72 -
Other non cash items (48) 43
Net increase in provision for environmental
rehabilitation and post-retirement medical
benefits (15)                                  (10)
Deferred income and mining tax 33 (89)
Effect of changes in operating working capital items:
Receivables (25) 2
Inventories (43) (46)
Accounts payable and accrued liabilities 24 54
Net cash (used)/generated in investing activities
(160)                                      1
Increase in non-current investments - (33)
Additions to property, plant and equipment (210) (178)
Proceeds on sale of mining assets 3 -
Proceeds on sale of investments 45 158
Cash received as part of disposal 1 141
Cash paid as part of acquisition - (97)
Loans receivable advanced (1) (4)
Loans receivable repaid 2 14
Net cash used in financing activities
(89)                                 (325)
Decrease in short-term debt (100) (865)
Issuance of stock 6 8
Share issue expenses - -
Increase in long-term debt 314 789
Dividends paid (309) (257)
Net increase in cash and cash equivalents
98                                130
Effect of exchange rate changes on cash
31                                  25
Cash and cash equivalents January 1,
413                                191
Cash and cash equivalents September 30,
542                                346

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: October 31, 2003
By:     /s/ C R BULL

Name: C R Bull
Title: Company Secretary